Execution Copy

Exhibit 4.5

SYNERJECT LLC

AND

ORBITAL ENGINE COMPANY (AUSTRALIA) PTY LTD

AND

ORBITAL FLUID TECHNOLOGIES, INC.

AGREEMENT TO EXPAND LICENCE RIGHTS

This Agreement is made as of the March 31, 2003, by and between Orbital Engine Company (Australia) Pty Ltd (ABN 56 008 764 654) of 1 Whipple Street, Balcatta, WA 6021, Australia (hereinafter “OECA”), Orbital Fluid Technologies Inc of 201 Enterprise Drive, Newport News, Virginia, 23603, USA (“OFT”) (OECA and OFT collectively referred to as “Orbital”) and Synerject L.L.C. a Delaware Limited Liability company having its principal place of business at 201 Enterprise Drive, Newport News Virginia, 23603, U.S.A. (hereinafter “Synerject” )

WHEREAS, Synerject is a company owned by Siemens VDO Automotive Corporation (“SVAC”) and Orbital Fluid Technologies, Inc., which is, amongst other things, active in the market of engine management systems and combustion process development (hereinafter “EMS”) for internal combustion engines for non-automotive applications.

WHEREAS under the Amended and Restated Orbital License Agreement dated 16th November 1998 (“Orbital/Synerject License Agreement”) and the Cross Patent License Agreement dated as of March 31, 2003, between the parties, Orbital has granted licence rights to Synerject to manufacture and sell OCP Fuel Systems only to those non-automotive customers that have entered into a license agreement with OECA to use OCP Technology.

WHEREAS in response to requests by a number of non-automotive customers, the parties believe that for good commercial reasons it may be preferable for some or all non-automotive customers to only have to enter into a single agreement with Synerject to access OCP Technology including OCP Fuel Systems rather than first having to enter into a licence agreement with Orbital.

WHEREAS Orbital is prepared, under the provisions of a supply agreement between Synerject and a non-automotive customer, which would be approved by Orbital according to this Agreement on a case by case basis with respect to any provisions relating to OCP Technology, to permit Synerject to sell OCP Fuel Systems and otherwise co-operate with non-automotive customers to adopt and exploit OCP Technology.

WHEREAS, the parties wish to establish a framework of relevant undertakings that would allow Synerject to deal directly with non-licensed non-automotive customers including an amendment to Synerject’s license rights under the Orbital/Synerject License Agreement.

NOW, THEREFORE, the parties agree as follows:

1. DEFINITIONS

The following terms shall have the following meanings wherever used in this Agreement. Other terms used in this Agreement shall have the meaning defined in the Orbital/Synerject License Agreement unless the context herein clearly requires otherwise:

1.1 “Approved Bundled Supply Agreement” means the agreement referred to in clause 2.2

1.2 “Approved Customer” means a non-automotive customer of Synerject that does not have a valid license to use or exploit Orbital Technology under a license agreement with Orbital and that, subject to the terms and conditions of this Agreement, has entered into an Approved Bundled Supply Agreement with Synerject.

1.3 “OCP Fuel System” means Licensed Product and OCP Engine Management Systems either in combination or separately.

1.4 “Intellectual Property Rights” or “IPRs” means those rights subsisting under copyright, designs, trademark, circuit layout, patent and similar legislation, together with rights recognised at common law such as those subsisting in know- how and trade secrets, pertaining to Orbital Technology.

1.5 “Authorised Acts” means acts performed by an Approved Customer for the application, use or implementation of Orbital Technology solely and strictly in relation to the design, sale, manufacture, use and repair of non-automotive engines with an OCP Fuel System supplied to the Approved Customer by Synerject and used by such Approved Customer pursuant to and consistent with the terms of an Approved Bundled Supply Agreement.

1.6 “Shareholders’ Agreement” means the joint venture and limited liability company agreement between Orbital Fluid Technologies, Inc. and Siemens VDO Automotive Corporation, dated June 25, 1997, as amended and/or restated by the parties from time to time in writing.

1.7 “Subsequent OECA Technology” means all Orbital Technology, other than minor modifications or refinements to existing Orbital Technology, which first comes into being, is first conceived or is acquired or otherwise becomes owned or controlled by OECA, or licensed by third parties (including OECA Affiliates other than Synerject) to OECA or its Affiliates, after the effective date of a respective Approved Bundled Supply Agreement.

2. RIGHT TO SELL TO APPROVED CUSTOMERS

2.1 The parties hereby agree for the benefit of Synerject and any Approved Customer that the restriction on Synerject under the Orbital/Synerject License Agreement to sell OCP Fuel Systems and/or conduct Systems Integration and otherwise deal with OCP Technology only for or in respect to Licensed Customers shall not apply in the following circumstances:

2.1.1 Orbital (with Synerject’s reasonable assistance) shall have exhausted all reasonable efforts to secure a particular non-automotive customer as a Licensed Customer and such customer has insisted on accessing the Orbital Technology through a supply agreement with Synerject and Synerject shall have agreed in principle with Orbital to pay reasonable technology fees and/or royalties according to Clause 3.3 hereof for the use or exploitation of Orbital Technology in connection with the sale by Synerject of OCP Fuel Systems, EMS or fuel systems based in whole or in part on OCP Technology or IPRs to any such customer; and

2.1.2 Prior to execution of a supply agreement with a non-automotive customer that does not have a licence to use or exploit Orbital Technology, Synerject has sought and obtained from Orbital approval to proceed with the finalisation and execution of such supply agreement. Orbital shall grant such approval unless :

2.1.2.1 a conflict with any existing license agreements of Orbital with its customers arises (including, but not limited to most favoured licensee provisions);

2.1.2.2 the proposed Technology Fees and Royalties are lower than the fair market value (as defined within 3.3);

2.1.2.3 the proposed customer is not a recognised, established entity; or

2.1.2.4 the entering into of the supply agreement would result in substantial adverse commercial impact on Orbital.

Notwithstanding the foregoing, approval shall be deemed obtained if Synerject enters into a further supply agreement with an already Approved Customer and if such supply agreement covers the same terms, conditions and application and same territory as a prior Approved Bundled License Agreement with this Approved Customer.

In matters that may impact materially on Synerject, Orbital may elect to consult with SVAC if necessary.

2.2 In consideration of Synerject’s faithful performance of all its obligations under this Agreement, including the payment of Technology Fees and Royalties on behalf of Approved Customers as they fall due, Orbital agrees that, for the purposes of Clause 2.1, it will not assert its Intellectual Property Rights against such Approved Customers for their performance of Authorised Acts under a supply agreement approved by Orbital as detailed in Clause 2.1.2 (an “Approved Bundled Supply Agreement”). Orbital shall confirm in writing to the Approved Customer that it will not assert its Intellectual Property Rights against him, in the case the Approved Customer asks for such a confirmation.

2.3 Where, for purposes of Clause 2.1.1, Synerject and Orbital have agreed that such efforts have been exhausted in the case of a particular non-automotive customer, the details of that customer, the scope of the application and the applicable technology fees and royalties shall be completed in the format referred to in Appendix 1 and annexed to this agreement.

2.4 The parties further agree that Synerject may, at its discretion and upon notification to Orbital, sub-license part or all of its rights under this Agreement and the Orbital/Synerject License Agreement to any wholly owned subsidiary of Synerject, but to no other third party.

2.4.1 Any such sub-license shall be on terms and conditions consistent with this Agreement and the Orbital/Synerject License Agreement and the sub-licensee shall not be entitled to grant further sub-licenses.

2.4.2 Any sub-license granted by Synerject shall cease in the event that the sub-licensee ceases to be a wholly owned subsidiary of Synerject.

2.4.3 With respect to any sub-license, Synerject hereby unconditionally and irrevocably guarantees the observance and compliance by its sub-licensees of the terms of this Agreement and the Orbital/Synerject License Agreement irrespective of any circumstance which might constitute a defence available to, or legal or equitable discharge of, Synerject LLC as surety or guarantor.

2.5 Notwithstanding the foregoing provisions of Clause 2.1, Orbital acknowledges and agrees that its approval rights with respect to supply agreements entered into by Synerject with non-Licensed Customers shall be limited to those aspects of any such supply agreement that relate to the application, use or implementation of Orbital Technology.

3.	MINIMUM REQUIREMENTS FOR A BUNDLED SUPPLY AGREEMENT

3.1 To gain approval and endorsement from OECA, a supply agreement between Synerject and a non-automotive customer of Synerject, in addition to specifying the Authorised Acts of such customer, must at least:

3.1.1	be for serial production;

3.1.2	contain provisions protecting Orbital’s Intellectual Property Rights including, without limitation, confidential information and know how as may be reasonably required by Orbital and based on precedent;

3.1.3	contain provisions requiring that, on expiration or termination of the Approved Bundled Supply Agreement, all Orbital Confidential Subject Matter shall be returned to Synerject, or at Orbital’s request, to Orbital.

3.2 Those provisions of a proposed supply agreement between Synerject and a non-automotive customer which relate to the application, use or implementation of Orbital Technology by the non-automotive customer must prior to completion and execution, and for any subsequent amendment, be submitted to OECA for approval according to this Agreement.

3.2.1 For the sake of clarity, it is agreed and understood that prior to execution Orbital shall be entitled to review (i) the geographic territories to which the supply agreement applies; (ii) volume limitations, if any, which apply to the supply agreement; (iii) the term of the supply agreement; (iv) the horsepower of the non-automotive application to which the supply agreement relates; (v) the proposed technology fees and royalties; (vi) whether there is any conflict with existing licenses granted by Orbital and (vii) any other relevant information which may influence Orbital’s decision.

3.3 A supply agreement between Synerject and a non-automotive customer of Synerject can not be approved and endorsed by an authorised representative of OECA unless and until the

Technology Fees and Royalties payable to Orbital by Synerject, as part of the consideration for OECA approving such supply agreement, have been approved and endorsed by an authorised representative of OECA. For the avoidance of doubt, the reasonable Technology Fees and Royalties shall be the fair market value which shall be determined by the amount and timing and payment terms (for example, up-front payments or royalty only) of such fees and royalties and other relevant matters as previously negotiated by Orbital with licensees for similar applications or, where applicable, negotiated together by Orbital and Synerject with Approved Customers for similar applications.

3.4 On approval by OECA according to Clause 3.3 and upon its execution, a supply agreement shall become an Approved Bundled Supply Agreement as defined under this Agreement and a certified copy of same will be included as part of this Agreement as Appendix II and the non-automotive customer of the supply agreement shall become an “Approved Customer” as defined under this Agreement.

3.5 Orbital and Synerject will conduct an annual review of the supply relationship for each Approved Customer.

4. RESPONSIBILITIES

4.1 Synerject will make reasonable efforts to ensure that an Approved Customer complies with the provisions relevant to Orbital contained within the relevant Approved Bundled Supply Agreement, including the payment of any fees as may be required under the Approved Bundled Supply Agreement. Notwithstanding the foregoing, Synerject will not be required to, and shall not without Orbital’s prior written approval otherwise, take any other action (including bringing legal action or submitting any matter to arbitration) regarding any acts or omissions by an Approved Customer relating to Orbital Technology or Orbital IPRs.

4.2 Synerject shall inform Orbital in writing, providing details as may be available, if it becomes aware of any activities of an Approved Customer which would constitute a breach of the applicable provisions of the Approved Bundled Supply Agreement relating to Orbital Technology or IPRs or which would otherwise amount to unauthorised use of Orbital’s IPRs, including Orbital Technology.

4.3 Orbital shall be solely responsible for enforcing its rights with respect to unauthorised use of its IPRs, including Orbital Technology, and Synerject shall provide reasonable assistance, at Orbital’s cost, as may be requested by Orbital.

4.4 Orbital shall have no obligation whatsoever to inform, disclose, or assist, an Approved Customer with respect to any Orbital Technology or any of Orbital’s IPRs or contract with for the supply of goods or services, or otherwise deal in any way with any Approved Customer.

4.5 Subject to the agreement of Orbital to the contrary, Synerject will be required to maintain the amount of the Royalties paid to Orbital in respect of an Approved Customer, notwithstanding any price changes or discounts negotiated by Synerject with that Approved Customer.

5. PAYMENTS

5.1 Synerject shall pay OECA, or such party as may be otherwise directed by OECA from time to time, the technology fees and royalties designated for a particular Approved Customer as detailed for the purposes of clause 2.2 in the form of Appendix 1 (“Technology Fees” and “Royalties”) which relate to the sale by Synerject of OCP Fuel Systems, EMS or fuel systems based in whole or in part on OCP Technology or IPRs to such Approved Customer.

5.2 Said Technology Fees and Royalties for each non-automotive customer of Synerject must have been first approved by Orbital pursuant to Clause 3.3 above, and will be recorded in Appendix 1 for each Approved Customer by amendment, in writing, from time to time by mutual consent of the parties.

5.3 Synerject shall establish an audit trail or documentary evidence of the royalty amount to be paid to Orbital.

5.4 Subject to Clause 5.5 below said Technology Fees and Royalties will be paid to OECA by Synerject without any deduction.

5.5 Should Synerject be required by law to make any deduction or withholding in respect of tax from payments for the Technology Fees and Royalties Synerject may deduct such taxes imposed on OECA from the amounts otherwise due hereunder and remit to OECA the net amount, together with any official tax receipts, certificates or vouchers from the tax authorities evidencing such payments. The parties will however co-operate for the purpose of reducing or eliminating any deduction or withholding in respect of tax.

5.6 In the event that Synerject is in material breach of any terms of this agreement (including the payment of Technology Fees and Royalties) related to an Approved Customer, and upon the failure by Synerject to correct the breach in accordance with the procedures outlined in the Orbital/Synerject License Agreement, and upon subsequent written notice from Orbital, Synerject shall cease to provide OCP Fuel Systems, EMS or fuel systems based in whole or in part on OCP technology or IPRs to such Approved Customer.

5.7 In the event that an Approved Customer is in material breach of any terms of an Approved Bundled Supply Agreement with respect to the application, use or implementation of Orbital Technology, and upon the failure by the Approved Customer to correct the breach in accordance with the procedures outlined in the “Approved Bundled Supply Agreement”, and upon subsequent written notice from Synerject in accordance with Clause 4.2, and upon written notice to Synerject from Orbital, Synerject shall cease to provide OCP Fuel Systems, EMS or fuel systems based in whole or in part on OCP technology or IPRs to such Approved Customer.

5.8 Nothing contained herein shall be construed to require or obligate Synerject to pay to Orbital any Technology Fees and/or Royalties in connection with the purchase by any Approved Customer of OCP Fuel Systems, EMS or fuel systems based in whole or in part on OCP Technology or IPRs from any supplier other than Synerject, and Synerject shall not, without the prior written approval of Orbital, grant, approve or provide any rights or licenses to any Approved Customer to obtain supply of OCP Fuel Systems, EMS or fuel systems based in whole or in part on OCP Technology or IPRs from any supplier other than Synerject.

5.9 Synerject will pay the funds owed to Orbital, on the 10th business day following receipt of the related payments from an Approved Customer.

5.9.1	In the event that the Approved Customer does not pay its obligations as and when they fall due, Synerject is relieved of its payment obligations (limited to the missed payments only) and Synerject will promptly proceed to remedy the situation in accordance with Clause 5.7.

5.9.2	Notwithstanding that the Approved Customer pays only a portion of its obligations, Synerject shall pay Orbital the full amount of the relevant unit royalty, provided that if the payments to Synerject from the Approved Customer are less than the full amount of the relevant unit royalty, Synerject shall pay to Orbital the amount actually received by Synerject. Synerject will promptly proceed to remedy the situation in accordance with Clause 5.7.

5.10 Synerject’s obligation to Orbital will be paid in $US (converted, where applicable, from Euro to $US using the spot rate on the day Synerject receives its funds from the Approved Customer). Payment will be made in accordance with the provisions of Clause 5.9 in $US to the following US bank account (or such other account as Orbital may from time to time nominate):

Bank Name:	Westpac Banking Corporation
109 St Georges Terrace
Perth, Western Australia, Australia

Account Name:	Orbital Engine Company
BSB # :	034-702
Account #:	[ * ]

5.11 Subject to Clauses 5.9.1 and 5.9.2, late payments by Synerject to Orbital shall accrue interest thereon using a monthly average of the daily U.S. prime interest rates, as published by the Wall Street Journal, plus 2 percentage points, compounded monthly on the unpaid balance, commencing on the 14th day after the same becomes due and payable, until paid in full.

*	CONFIDENTIAL TREATMENT REQUESTED - THESE PORTIONS HAVE BEEN OMITTED AND ARE FILED SEPARATELY WITH THE COMMISSION

6. SUBSEQUENT OECA TECHNOLOGY

6.1 In consideration of the additional expenditure and efforts that Orbital may have expended, or will expend, in creating Subsequent OECA Technology, Synerject agrees that Orbital has discretionary powers (which powers will not be unreasonably exercised) as to whether or not to grant rights to, or a non-assert benefit for Intellectual Property Rights relating to, Subsequent OECA Technology to any one or more non-automotive customers of Synerject, including any Approved Customer.

6.1.1 In the event that Orbital wishes to restrict any particular non-automotive customer of Synerject, including any Approved Customer, from having rights to apply, exploit, or utilise Subsequent OECA Technology, or to restrict the ambit of Authorised Acts to exclude dealings with Subsequent OECA Technology, Orbital shall, as soon as is practically reasonable in each case, issue a written notification to Synerject:

6.1.1.1 clearly identifying the Subsequent OECA Technology which is to be restricted; and

6.1.1.2 identifying the non-automotive customer or customers, including any Approved Customers, who shall be so restricted; and

6.1.2 Synerject agrees to observe and comply with any such notification.

6.2 To the extent that an Approved Customer grants Synerject sub-licenseable grant-back rights to any improvements relating to OCP Technology in an Approved Bundled Supply Agreement, Synerject agrees to automatically sub-license to Orbital, on a non-exclusive, royalty free, sub-licensable basis, any such improvements subject to the provisions of the Orbital/Synerject License Agreement and the other corresponding agreements between Orbital, SVAC and Synerject including without limitation section 2.8 of the Orbital/Synerject License Agreement.

6.3 The obligations under Clause 6.2 shall extend to improvements relating to OCP Technology developed under the Approved Bundled Supply Agreement and all other contracts between the Approved Customer and Synerject provided that Synerject shall have been granted sub-licensable grant-back rights to such improvements. The handling of such improvements relating to OCP Technology in such other contracts shall be consistent with the improvements terms of the Approved Bundled Supply Agreement.

7. ORBITAL/SYNERJECT LICENCE

7.1 This Agreement serves to amend the rights of Synerject only in the case of Approved Customers on terms that, on a case by case basis, are approved according to the provisions of this Agreement. In any other case the terms of the Orbital/Synerject Licence continue to be in force. For the avoidance of doubt, to the extent Synerject holds rights and licenses to intellectual property (for example, Patents) or technology under the terms of the Orbital/Synerject Licence, nothing contained herein is intended to adversely affect or reduce such rights and licences.

7.2 In the case of amended licence rights with respect to Approved Customers, this Agreement should be read in conjunction with the Orbital/Synerject Licence Agreement (including its definitions) and if this Agreement is silent on any provision the Orbital/Synerject Licence Agreement shall prevail.

7.2.1 For the sake of clarity, if a provision of this Agreement conflicts with a provision of the Orbital/Synerject Licence Agreement then the provision of this Agreement shall prevail.

7.3 Except for those rights specifically granted to Synerject under this Agreement or the Orbital/Synerject License Agreement, Orbital reserves all other rights and benefits directly or indirectly associated with or arising from, ownership, exploitation or use of Orbital Technology or Orbital IPRs.

8. TERM AND TERMINATION

8.1 Except as expressly set forth elsewhere in this Agreement, the Term of this Agreement and the rights and licenses hereunder shall commence on the date set forth above. .

8.2 This Agreement shall terminate, unless terminated earlier, on the date of termination of the Shareholders’ Agreement. For the avoidance of doubt, the termination of this Agreement does not affect any rights of an Approved Customer under an Approved Bundled Supply Agreement and Clause 2.2, 4, 5 and 8.2 hereof shall survive termination hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SYNERJECT, LLC		ORBITAL ENGINE COMPANY (AUSTRALIA) PTY LTD

By:	/s/ Lynn Johnson	By:	/s/ K A Halliwell
Name:	Lynn Johnson	Name:	Keith Halliwell
Title:	Chief Financial Officer	Title:	Chief Financial Officer

ORBITAL FLUID TECHNOLOGIES, INC.

By:	/s/ K A Halliwell
Name:	Keith Halliwell
Title:	Chief Financial Officer

APPENDIX 1

(Technology Fees & Royalties)

Approved Customer:

Scope:

Technology Fees:
	–	An initial sum of US xxxx payable upon ; and
	–	A further sum of US $xxxx payable upon start of production by
_______________ incorporating OCP Fuel Systems.
Royalties:
	–	US$ per .

APPENDIX II

(Copies of Approved Bundled Supply Agreements)